Execution Copy

THE KAMI MINE LIMITED PARTNERSHIP

- and -

ALDERON IRON ORE CORP.

MANAGEMENT AGREEMENT

August 31, 2012

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions.	1
1.2	Schedule.	2
1.3	Currency.	2
1.4	General.	2
1.5	Interpretation Not Affected by Headings.	2
ARTICLE 2 APPOINTMENT OF ALDERON AS MANAGER AND TERMS OF REFERENCE		2
2.1	Appointment.	2
2.2	Degree of Care.	3
2.3	The Manager as Independent Contractor.	3
2.4	Limit of Authority; Indemnification of Owner	3
2.5	Indemnification of Manager by Owner.	3
2.6	Notice of Claim	4
2.7	Administrative and Accounting Policies.	4
ARTICLE 3 DUTIES AND OBLIGATIONS OF THE MANAGER		4
3.1	Manager to Act on Instructions of the Owner.	4
3.2	Duties and Obligations.	4
3.3	Reports to be Furnished by the Manager.	7
3.4	Attendance at Board Meetings of Owner	8
3.5	Restrictions on the Authority of the Manager	8
ARTICLE 4 REIMBURSABLE COSTS AND EXPENSES FOR MANAGER; CASH FLOW		8
4.1	Reimbursement of the Manager.	8
4.2	Non-Reimbursable Items.	8
4.3	Manager’s Fee.	9
4.4	Cash Flow Statements.	9
4.5	Kami Project Account Maintained by the Manager.	9
4.6	Monthly Payments.	9
4.7	Disputed Statements.	10
ARTICLE 5 WORK PLANS		11
5.1	Initial Budget and Work Plan.	11
5.2	Annual Budget and Work Plans.	11
5.3	Approval of Annual Budget and Work Plan.	12
5.4	Manager Bound by Plan.	12
5.5	Temporary Operating Budget.	12

i

5.6	Budget Overruns; Program Changes	13
5.7	Emergency or Unexpected Expenditures	13
ARTICLE 6 BOOKS, RECORDS, INSPECTIONS AND AUDITS		13
6.1	Records to Be Kept by Manager.	13
6.2	Access to Kami Project.	14
6.3	Confidentiality.	14
6.4	Audit.	14
ARTICLE 7 ARBITRATION		15
7.1	Arbitration.	15
ARTICLE 8 FORCE MAJEURE		15
8.1	Force Majeure.	15
8.2	Extension of Time to Perform Due to Force Majeure.	15
8.3	Notice of Force Majeure.	16
ARTICLE 9 TERM AND TERMINATION OF AGREEMENT AND OF APPOINTMENT OF MANAGER		16
9.1	Term.	16
9.2	Termination of Manager.	16
9.3	Resignation of the Manager.	17
9.4	Termination of Manager for Failure to Perform.	17
ARTICLE 10 REPRESENTATIONS AND WARRANTIES		17
10.1	Representations and Warranties of the Owner.	17
10.2	Representations and Warranties of the Manager.	18
ARTICLE 11 GENERAL		19
11.1	Amendment.	19
11.2	Notice.	19
11.3	Assignability	19
11.4	English Language.	20
11.5	No Waiver.	20
11.6	Enurement.	20
11.7	Severability.	20
11.8	Entire Agreement.	21
11.9	Counterparts.	21
11.10	Relationship of Parties.	21
11.11	Third Party Beneficiaries	21
11.12	Governing Law.	21

ii

SCHEDULE “A” MANAGER’S FEE	1

iii

MANAGEMENT AGREEMENT

THIS AGREEMENT made with effect on August 31, 2012

BETWEEN:

KAMI MINE LIMITED PARTNERSHIP, a limited partnership formed under the laws of Ontario

(hereinafter called the “Owner”)

OF THE FIRST PART

-and-

ALDERON IRON ORE CORP., a corporation incorporated under the laws of British Columbia

(hereinafter called “Alderon” or the “Manager”)

OF SECOND PART

WHEREAS:

A.	The Owner owns, is developing and will operate the Kami Project.

B.
The Owner desires and has agreed to engage the Manager to manage the Kami Project, including the iron ore mine and related facilities (including processing facilities) to be developed on the Kami Property (the “Kami Mine”) and to manage and conduct the ongoing operations at the Kami Project, on the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE in consideration of the terms and conditions herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1    Definitions.

In this Agreement and the Schedule hereto:

(a)
The term “Agreement”, “this Agreement”, “herein”, “hereby”, “hereof”, “hereunder” and similar expressions shall mean or refer to this Agreement and any and all agreements in writing between the parties amending this Agreement or supplemental or ancillary hereto and the expressions “Article” or “Section” followed by a number, mean and refer to the specified Article or Section of this Agreement.

(b)
All other capitalized terms used herein shall, unless the context otherwise requires or unless otherwise defined herein, have the meanings ascribed thereto in the limited partnership agreement dated August ___, governing The Kami Mine Limited Partnership (the “Partnership Agreement”).

1.2    Schedule.

Schedule “A” (Manager’s Fee) to this Agreement is the sole schedule hereto and is incorporated into this Agreement by reference and deemed to be part hereof.

1.3     Currency.

Unless otherwise indicated, any statement of or reference to dollar amounts in this Agreement, including the symbol “$”, shall mean the lawful money of Canada.

1.4    General.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine and neuter genders and words importing persons shall include firms and corporations and vice versa.

1.5    Interpretation Not Affected by Headings.

The division of this Agreement into articles, sections, clauses, paragraphs, the insertion of headings and the provision of an index are for convenience of reference only and shall not affect the construction or interpretation hereof.

ARTICLE 2
APPOINTMENT OF ALDERON AS MANAGER AND TERMS OF REFERENCE

2.1     Appointment.

Alderon is hereby retained and appointed manager and operator of the Kami Project and as such shall manage and operate the Kami Project for and on behalf of the Owner upon the terms and subject to the conditions herein set forth and the Manager hereby accepts such retainer and appointment. Should the appointment of the Manager be terminated or should the Manager otherwise cease to be manager and operator of the Kami Project for any reason during the term of this Agreement, the parties shall continue to be bound by the terms of the Partnership Agreement, and the Owner may operate the Kami Project or engage a successor to act as manager and operator of the Kami Project.  Each of Alderon and the Owner acknowledge that in acting in its capacity as manager and operator of the Kami Project hereunder, Alderon is not acting in its capacity as a partner of the Owner.

2.2    Degree of Care.

The Manager hereby agrees that it shall carry out its responsibilities hereunder in a good and workmanlike manner using commercially reasonable efforts, skill and judgment, and shall exercise such degree of care and skill as would reasonably be exercised by a mining company operating a mining operation of the nature and scope of the Kami Project, all in accordance with good mining and engineering practices generally prevailing in the mining industry and in accordance with all Applicable Laws and all agreements, permits and licences relating to the Kami Project.

2.3     The Manager as Independent Contractor.

Except as expressly provided in this Agreement, the Manager in its activities under this Agreement shall be and be deemed to be an independent contractor and the Manager is not and shall not act or hold itself out as agent of the Owner nor make any commitments on its behalf unless specifically directed by the Owner in writing.  Where this Agreement expressly provides that the Manager shall be the agent of the Owner for the carrying out of activities relating to the Kami Project, the Owner shall give the Manager such evidence of authority as may be required to permit the Manager to fulfill such functions as agent as are so expressly provided for.

2.4    Limit of Authority; Indemnification of Owner

The Manager's authority shall be limited to that authority which is expressly conferred on it by this Agreement and the Manager shall indemnify and hold the Owner, its directors, officers, employees and agents harmless from and against any and all losses, claims, demands, costs (including legal costs), expenses, actions causes of action, damages and liabilities arising out of:

(a)	any act or any assumption of any obligation by the Manager done or undertaken on behalf of the Owner except pursuant to authorization conferred as aforesaid;

(b)
any negligent act or omission or willful misconduct by the Manager, its personnel, subcontractors or agents in the performance of its duties as manager and operator of the Kami Project under this Agreement.

2.5    Indemnification of Manager by Owner.

The Owner shall indemnify and hold the Manager, its directors, officers, employees and agents, harmless from and against any and all losses, claims demands, costs (including legal costs), expenses, actions, causes of action, damages and liabilities arising out of any act or any assumption of any obligation by the Manager done or undertaken on behalf of the Owner in accordance with the provisions of this Agreement or pursuant to other express written authorization of the Owner, other than in respect of those matters for which the Manager has agreed to indemnify the Owner pursuant to section 2.4 above.

2.6     Notice of Claim

In any case where any matter arises in respect of which a party (the "indemnified party") intends to seek indemnification pursuant to section 2.4 or 2.5 hereof, the indemnified party shall promptly upon such matter arising, notify the party from whom indemnification is sought (the "indemnifying party") with respect thereto and the indemnifying party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim.  No settlement or compromise of any claim or action with respect to which indemnity is sought shall be made or entered into by an indemnified party without the prior written consent of the indemnifying party.

2.7     Administrative and Accounting Policies.

The administrative and accounting policies governing the conduct of the management and operations of the Kami Project shall be applied in accordance with IFRS and normal practice in the Canadian mining industry, including the basis for costs and credits related to the Kami Project.

ARTICLE 3
DUTIES AND OBLIGATIONS OF THE MANAGER

3.1     Manager to Act on Instructions of the Owner.

The Manager in carrying out its duties hereunder shall at all times be subject to the instruction, direction and control of the Owner and shall act in accordance with instructions from and make all reports to the Owner except where otherwise specifically provided herein.  The Manager shall have the right to retain subcontractors which may be Affilates of the Manager to perform its duties and obligations hereunder, provided that the Manager shall have the same liability for matters performed by such subcontractors as would be the case if such matters had been performed by the Manager.

3.2    Duties and Obligations.

Subject to and in accordance with the other provisions of this Agreement and unless otherwise determined by the Owner, the Manager shall, on behalf of the Owner, manage and operate the Kami Project, furnish or cause to be furnished the necessary labour and materials therefor and have the authority and responsibility to do all other things necessary or appropriate for the proper conduct thereof and, without limiting the generality of the foregoing, shall, in connection with the operation of the Kami Project:

(a)
prepare and submit for the review and approval by the Owner prior to the commencement of each fiscal year of the Kami Project an Annual Budget and Work Plan (as defined in Section 5.1 hereof) and capital program and budget for the ensuing fiscal year in accordance with the provisions of Article 5 hereof;

(b)
promptly advise the Owner in writing in advance of any required or proposed changes or anticipated changes to the Annual Operating Work Plan or any important or material delay, development or discovery relating to the Kami Project and obtain the approval from the Owner to any such changes to the Annual Budget and Work Plan;

(c)	promptly advise the Owner if it lacks sufficient funds to carry out its responsibilities under this Agreement;

(d)
communicate to the Owner in a timely manner all information pertinent to the Kami Project and the performance of the Manager’s duties hereunder, including the reports referred to in Section 3.3 of this Agreement;

(e)
keep and maintain detailed accounts and records relating to the Kami Project and permit the Owner and the Limited Partners full access thereto and to the Kami Property, including the Kami Mine and related facilities as provided in Article 6 hereof;

(f)	manage the operating cash flow for the Kami Project in accordance with Article 4;

(g)
construct and keep and maintain the Kami Project in good condition and repair and in safe and efficient operating condition and make, or contract for the making of, such construction alterations, improvements and additions thereto and replacements thereof as the Owner may deem necessary or advisable and otherwise in the interests of economy, safety or efficiency of operation, all in accordance with good mining, engineering and cost control practice;

(h)
provide, or hire as its employees or as contractors and provide, to the Kami Project all qualified personnel reasonably required to perform its duties hereunder and for the management and operation of the Kami Project, and provide for and pay or cause to be provided for and paid, promptly to such personnel all wages, salaries and/or employee benefits to which they may be entitled and keep all employees properly covered pursuant to the relevant workmen’s compensation legislation;

(i)	conduct continuing exploration and development activities at the Kami Project in accordance with good mining practice;

(j)
supply to the Kami Project, or enter into any lease, lease purchase or sale and lease back arrangement or series of related agreements or incur any obligation or obligations for and on behalf of the Owner, to supply to the Kami Project such good standard and suitable machinery, equipment, material, supplies and other facilities as may be required for the construction of, and the conduct of operations at, the Kami Project;

(k)
provide, or rent, purchase, acquire, install or cause to be provided for and on behalf of the Owner, rented, purchased, acquired or installed all other materials, labour, water, tools, machinery, equipment, light, power, transportation, supplies and other facilities necessary or desirable for the conduct of operations at the Kami Project;

(l)
procure from experts and consultants for and on behalf of the Owner such engineering, design, legal and other professional services as may be necessary or desirable in connection with the conduct of operations at the Kami Project;

(m)
take such action in an emergency affecting the safety or life of any person, or the safety and integrity of the Kami Project as the Manager may deem necessary or advisable to prevent loss or injury or threatened loss or injury and take all reasonable precautions in connection with operation of the Kami Project for the safety of employees, contractors and the public;

(n)
procure such insurance coverage of such nature and for such limits as is customary in the mining industry in respect of the Kami Project and operations at the Kami Project naming the Manager and the Owner as insureds (with severability of interest) and covering general liability (including claims for bodily injury and death and property damage) and automobile liability;

(o)
abandon, sell, exchange or otherwise dispose of for and on behalf of the Owner any assets or series of related assets, other than real property and interests therein, no longer needed for operations in the ordinary course of operating the Kami Project and complete such ongoing and final reclamation and remediation of the Kami Property and the Kami Project as is required by applicable Laws;

(p)
give immediate notice to the Owner of the commencement of any court actions and arbitration proceedings related to the Kami Project and assist the Owner to defend, prosecute or settle any such suit, claim or demand;

(q)
take legal title as trustee on behalf of the Owner to any goods and chattels purchased for the Kami Project if directed to do so by the Owner, which goods and chattels shall be held by the Manager in trust for the benefit of the Owner;

(r)
perform or cause to be performed for and on behalf of the Owner all which is required in order to maintain in good standing any mining licenses, permits and leases, equipment leases, conditional sales contracts, the Sub-Agreements and all other agreements constituting or relating to the Kami Project including, but not limited to, (i) the payment of all rentals and any other charges under any of said licenses, permits, leases, contracts or other agreements, (ii) the preparation of applications for and obtaining of all requisite licenses, permits, consents or approvals of regulatory authorities and (iii) the preparation and filing with regulatory authorities of all reports required by Laws;

(s)
comply with all Applicable Laws and Sub-Agreements relating to the Kami Project, including, without limitation, all environmental laws, now in effect, or hereafter effected by any Governmental Authority;

(t)
keep and preserve the Kami Property and all parts thereof and all other assets related to the operation of the Kami Project and all interests of the Owner therein, free from liens, encumbrances, claims or judgments contracted or suffered by the Manager other than as related to the lease, lease purchase or sale and lease back arrangements contemplated in subsection 3.2(j) above or other than by reason of the default of the Owner in payment of any indebtedness or obligation hereunder or as otherwise agreed or directed by the Owner;

(u)
prepare, implement and enforce appropriate work place safety and environmental protection plans.  The Manager shall, as operator of the Kami Project, be solely and completely responsible at all times for the safety of all persons and property at the Kami Project site; and

(v)	perform such other duties and obligations as the Owner and the Manager may from time to time agree to in writing.

3.3    Reports to be Furnished by the Manager.

The Manager shall prepare and make available to the Owner:

(a)
on or before the 10th Business Day of each calendar month, a written report of the affairs and operations of the Kami Project during the preceding calendar month as compared with the affairs and operations for such month as forecast in the Annual Budget and Work Plan with an explanation of any significant variations therefrom;

(b)
on or before the 10th Business Day of each calendar month, a written report setting out the amount of ore mined during the preceding calendar month, together with detailed reports of all shipments of ore during the preceding calendar month and copies of all invoices with respect thereto;

(c)
on or before the 10th Business Day of each calendar month, a statement of all costs and expenses which the Manager has incurred during the prior month and claims reimbursement hereunder, which statements shall include a summary in detail of the nature and amount of all such costs and expenses and an explanation of any deviations from the estimate of costs included in the cash flow statement provided pursuant to Section 4.4 of this Agreement;

(d)
on or before the 90th day after completion of each year, a detailed annual report which shall include (i) comparisons between actual and budgeted expenditures for the immediately preceding year and comparisons between the objectives and results of the Kami Project for that year, (ii) a summary of the ore mined and shipments of ore made during the preceding year as compared to the Annual Budget and Work Plan, and (iii) copies of pertinent plans, assay maps, drill logs and other factual engineering data; and

(e)	such other reports and information concerning the conduct of operations at the Kami Project as may be reasonably requested by the Owner or a Limited Partner at any time.

3.4     Attendance at Board Meetings of Owner

The Manager shall cause its senior knowledgeable personnel to attend at meetings of the board of directors of the General Partner, such attendance required to be no more than once per financial quarter of the Owner, to report to the Board of Directors of the General Partner regarding the operations of the Kami Project.

3.5     Restrictions on the Authority of the Manager

Except with the prior approval of the Owner, the Manager shall not:

(a)
knowingly incur any fines, expenses or penalties resulting from negligent or willful violation of, or failure of the Manager to comply with, Applicable Laws or any contractual provision except when incurred as a result of compliance with the provisions of this Agreement or on the instructions of the Owner;

(b)
place or permit any lien, encumbrance, claim, or judgment on or in respect of the Kami Property or the Kami Project or any part thereof or upon any right, title or interest of the Owner therein or thereto other than as may arise in favour of any Person under Applicable Laws in the ordinary course of business; or

(c)	other than in the case of emergencies, engage in activities or in expenditures not provided for in the Annual Budget and Work Plan.

ARTICLE 4
REIMBURSABLE COSTS AND EXPENSES FOR MANAGER; CASH FLOW

4.1    Reimbursement of the Manager.

Subject to the other provisions of this Agreement and the terms of the Partnership Agreement, the Owner shall reimburse the Manager for all out-of-pocket costs and expenses (including all operating and all capital costs and expenses) incurred and paid by the Manager in the execution and performance of its duties under this Agreement.

4.2     Non-Reimbursable Items.

The Manager shall not, except as provided in Section 4.3, be entitled to any reimbursement in respect of any costs or expenses which are not solely attributable to the management or operation of the Kami Project in accordance with the provisions of this Agreement and, accordingly shall not be entitled to reimbursement for any “overhead” costs or other costs which are incurred by the Manager in its corporate capacity in the management, operation or administration of the Kami Project, it being understood and agreed that such reimbursement is adequately provided for by the fee payable to the Manager pursuant to Section 4.3 hereof.

4.3    Manager’s Fee.

As a fee to the Manager for performing its duties and obligations hereunder, and in order to reimburse the Manager for the "overhead", administrative and other costs which are incurred by the Manager attributable to the management and operation of the Kami Project in accordance with its duties hereunder (such as general administration, accounting, computer or general management costs), the Manager shall be entitled to receive, after the date upon which Alderon transfers and assigns to the Partnership legal and beneficial title to the Kami Property, from the Owner, and the Owner shall pay a manager’s fee (the “Manager’s Fee”) calculated and payable in accordance with the provisions of Schedule “A” hereto, plus all exigible taxes required by law to be paid by the Owner.

4.4     Cash Flow Statements.

The Manager shall submit to the Owner on or before the 20th day of each calendar month a cash flow estimate for the Kami Project for the next calendar month which shall show:

(a)
separately the estimated cash disbursements which the Manager predicts that it will be required to make for items constituting costs in connection with the performance of services hereunder during the next calendar month; and

(b)	the amounts, if any, which were credited to the Project Account (as defined below)in the immediately preceding calendar month.

4.5     Kami Project Account Maintained by the Manager.

The Manager shall open an account at a bank approved by the Owner (which account shall be designated as the “Project Account”) in the name of the Owner and accessible by the Manager and the Owner shall deposit such amounts in such account as are necessary to meet the cash flow requirements of operations at the Kami Project.  All expenditures of the Manager in respect of the operations related to the Kami Project shall be made from the Project Account.

4.6     Monthly Payments.

(a)
The Manager shall invoice the Owner on a monthly basis for reimbursement of all costs and expenses incurred by the Manager in performing its duties hereunder and for the Manager’s Fee calculated on a monthly basis, and such invoices may be charged by the Manager to the Project Account unless paid by the Owner within ten (10) days after receipt by the Owner.

(b)
Each invoice of the Manager shall be accompanied by a breakdown of the services rendered and the corresponding costs and expenses incurred and paid by the Manager.  In addition, the Manager shall furnish the Owner, upon the Owner’s request, with particulars (including all supporting documentation) as to the calculation of the amounts invoiced.

4.7     Disputed Statements.

(a)
The Owner shall be entitled to dispute any amount set forth in any statement or invoice rendered by the Manager at any time during the twelve (12) month period from and after the date of receipt by the Owner of such statement or invoice.

(b)
If the Owner disputes any amount set forth in any statement or invoice rendered by the Manager prior to the date for rendering payment therefor, and the amount or the disputed portion of such statement or invoice exceeds $50,000, the Owner shall, within the time periods provided for herein, pay to the Manager 100% of the undisputed portion thereof plus 50% of the disputed portion thereof and deliver such payment together with a written statement setting forth the particulars in respect of which the Owner disputes such statement or invoice.

(c)
If the Owner disputes any amount set forth in any statement or invoice rendered by the Manager prior to the date for rendering payment therefor, and the amount or the disputed portion of such statement or invoice is less than $50,000, the Owner may withhold the disputed portion of the payment and deliver a written statement setting forth the particulars in respect of which the Owner disputes such statement or invoice.

(d)
If the dispute relating to any disputed portion of a statement or invoice is not settled within 30 days after the delivery of nature of the dispute by the Owner to the Manager, such dispute may be submitted by either party for final and binding settlement by arbitration as provided in Article 7 hereof. Any amount determined by such arbitrator to be payable as a result of the decision in such dispute shall be paid to the party entitled thereto, together with interest thereon from the date such amount was payable or was overpaid, as the case may be at a rate per annum equal to the Libor plus 2%, within 30 days after receipt of the arbitrator’s decision.  The costs of the arbitration shall be borne by the losing party unless the arbitrator decides otherwise.

(e)
For greater certainty, it is agreed that the right of the Owner to dispute any amount set forth in any statement or invoice rendered by the Manager shall not apply in respect of any cost which had been specifically and expressly reviewed and approved in advance by the Owner.

ARTICLE 5
WORK PLANS

5.1    Initial Budget and Work Plan.

(a)
The Manager shall, within 60 days of delivery by the Owner to the Manager of the Feasibility Study, prepare and submit for the review and approval of the Owner, in accordance with the provisions of this Section 5.1, the pre-Commercial Production operating and mining plan and budget, being a written plan which shall set forth, for the period of time from the date of delivery of such plan and budget up to the date that Commercial Production is achieved (the “Pre-Commercial Production Period”), the estimated capital costs or capital expenditures for the Kami Project (the “Initial Budget and Work Plan”).

(b)
The Initial Budget and Work Plan shall be prepared in accordance with IFRS, and may from time to time be reviewed, revised and submitted by the Manager to the Owner for approval, with or without amendments, and copies of such revised plans, if approved by the Owner, shall be furnished to each Limited Partner.

(c)
The Owner shall consider and approve, with or without amendment, the Initial Budget and Work Plan (and any proposed revisions thereto) within 30 days of receiving the Initial Budget and Work Plan from the Manager.

(d)
The Initial Budget and Work Plan adopted or amended in accordance with this Agreement shall be binding on the Manager during the Pre-Commercial Production Period, which Manager shall carry on the management and operation of the Kami Project and make all payments in accordance with the provisions of this Agreement and the Initial Budget and Work Plan and any other programs and budgets approved by the Owner.

(e)
The Manager shall immediately notify the Owner of any departure from the Initial Budget and Work Plan of an amount equal to 15% or more of the original budgeted amount in the Initial Budget and Work Plan.  The Manager may not exceed the Initial Budget and Work Plan by more than 15% in the aggregate without the approval of the Owner.

5.2    Annual Budget and Work Plans.

Following Commercial Production, the Manager shall prepare and submit for the review and approval of the Owner prior to the commencement of each Fiscal Year of the Corporation in accordance with the provisions of this Article 5:

(a)
the operating and mining plan and budget, being a written plan which shall set forth, for the ensuing fiscal year, on a quarterly basis, details as to the proposed operations of the Kami Project for such period including the proposed construction, mining, exploration and production work to be carried out at the Kami Project and budgets setting forth costs therefor and forecasts of production and expenses for the Kami Project for such period, including the estimated operating costs to be incurred in such period; and

(b)	a written capital program and budget covering the estimated capital costs or capital expenditures for the Kami Project for the ensuing fiscal year, on a quarterly basis,

(collectively, the “Annual Budget and Work Plan”).

Such Annual Budget and Work Plan shall be prepared in accordance with IFRS and shall be reviewed and corrected and, subject to Section 3.2(b), revised by the Manager quarterly, as necessary, and at such other times as required in accordance with sound mine management practice and as the Owner may reasonably require.  The Annual Budget and Work Plan for the ensuing fiscal year shall be furnished by the Manager to the Owner at least sixty (60) days prior to the end of the then current fiscal year.  The Annual Budget and Work Plan approved by the Owner, may from time to time be reviewed, revised and submitted to the Owner for approval, with or without amendments, and copies of such revised plans, if approved by the Owner, shall be furnished to each Limited Partner.

5.3     Approval of Annual Budget and Work Plan.

The Owner shall consider and approve, with or without amendment, the Annual Budget and Work Plan (and any proposed revisions thereto) for the ensuing fiscal year within 30 days of receiving said Annual Budget and Work Plan from the Manager.

5.4     Manager Bound by Plan.

Any Annual Budget and Work Plan adopted or amended in accordance with this Agreement shall be binding on the Manager, which shall carry on the management and operation of the Kami Project and make all payments in accordance with the provisions of this Agreement, such Annual Budget and Work Plan and any other programs and budgets approved by the Owner.

5.5     Temporary Operating Budget.

If the Owner does not approve the submitted Annual Budget and Work Plan prior to the commencement of the fiscal year that is the subject of such plan, then the Owner shall be responsible for granting funds to the Manager to continue normal operations until the approval of such Annual Budget and Work Plan by the Owner.

5.6     Budget Overruns; Program Changes

The Manager shall immediately notify the Owner of any departure from an Annual Budget and Work Plan of an amount equal to 15% or more of the original budgeted amount of such Annual Budget and Work Plan.  The Manager may not exceed an approved Annual Budget and Work Plan by more than 15% without the approval of the Owner.

5.7     Emergency or Unexpected Expenditures

In the case of any emergency, the Manager may take any reasonable action it deems necessary to protect life, limb, property, the environment, or public safety, or to comply with all Applicable Laws of any Governmental Authority having jurisdiction.  The Manager may also make reasonable expenditures whether or not exceeding an Annual Budget and Work Plan  by more than 15% for unexpected events which are beyond its reasonable control and which do not result from a breach by it of its standard of care.  The Manager shall promptly notify the Owner of the emergency or unexpected expenditures and the Manager shall be reimbursed by the Owner for all resulting costs of such emergency or unexpected expenditures.

ARTICLE 6
BOOKS, RECORDS, INSPECTIONS AND AUDITS

6.1     Records to Be Kept by Manager.

The Manager shall keep and maintain, separate and apart from its other books and accounts and records, good and complete books of account and records pertaining to the management and operation of the Kami Project and the performance of the Manager hereunder, including but not limited to:

(a)	copies of all geological, geophysical, geochemical, drilling, metallurgical and engineering records and reports;

(b)	maps, drawings, surveys and other records relating to or describing the Kami Property and all operations thereon or in respect thereof;

(c)	all licences, approvals, consents and permits given by regulatory authorities and all reports and correspondence relating thereto; and

(d)
detailed books of account and records as will properly reflect, on an accrual basis and otherwise in accordance with accounting practices customary in the Canadian mining industry, and in accordance IFRS, all transactions of the Manager in relation to the management and operation of the Kami Project and the performance of its duties hereunder and for which it will seek reimbursement hereunder.

The foregoing books, accounts and records shall be kept in a central location known to each Limited Partner, and shall be available for review, inspection, audit and/or reproduction by the Limited Partners or their duly authorized agents and representatives at all reasonable times.  All such books and accounts and records, including but not limited to those described in this subsection 6.1, shall be the property of the Owner and, unless otherwise authorized by the Owner, shall be maintained by the Manager and not destroyed.

6.2     Access to Kami Project.

Subject to at least two Business Days advance written notice by a Limited Partner to the Manager, the Manager shall facilitate the right of the Limited Partners together (including their employees, agents and representatives) to enter into and upon the Kami Property at reasonable times and limited to reasonable frequency to:

(a)
inspect the Kami Project, including the Kami Property and mine and related facilities and the activities and operations in respect of the Kami Project and the work performed and to be performed under this Agreement; and

(b)
inspect and review copies of the books, records and accounts of the Manager relating to the performance of the Manager’s duties hereunder and in connection therewith to consult with the Manager’s employees and, in collaboration with the Manager, any contractors retained by the Manager.

6.3     Confidentiality.

Except as otherwise provided in the Partnership Agreement or hereunder, all records and reports maintained by the Manager as required under this Article 6 or elsewhere in this Agreement, shall be treated and held as confidential by the Manager and not disclosed by the Manager or its employees, agents and subcontractors and the Manager shall take or cause to be taken such reasonable precautions as may be necessary to prevent the unauthorized disclosure thereof.

6.4     Audit.

The financial books and records with respect to the Kami Project shall be audited and certified for each fiscal year of the Kami Project by the Auditor’s of the Owner.  Copies of all financial statements relating to the Kami Project and auditors certificates shall be furnished to the Owner as soon as available but not later than 90 days after each fiscal year end and, at the request of any party, the Owner’s auditors shall attend at a meeting of the Limited Partners under the Limited Partnership Agreement and shall answer such questions relative to their certificate and their investigation of the books and records of the Kami Project as may be put to them.  Audits performed pursuant hereunder shall be at the expense of the Owner.

ARTICLE 7
ARBITRATION

7.1    Arbitration.

Any dispute relating to or arising out of this Agreement, including in connection with the interpretation or application of this Agreement, or the breach thereof, which is not resolved by agreement between the parties within a reasonable period not exceeding 60 days from the date such dispute is communicated by one party to the other, may be referred by either party hereto to be finally determined by arbitration by a single arbitrator sitting in Toronto, Ontario, Canada under the Arbitration Act, 1991 (Ontario).  If the parties have not agreed upon the person to act as arbitrator hereunder within thirty (30) days after a party’s request for arbitration, either of the parties may apply to the Ontario courts to select and appoint a single arbitrator.  The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute.  The parties agree that arbitration shall be the exclusive method for resolution of the disputes anticipated herein.  The parties agree that the arbitration award will be final and binding and that there will be no right of appeal therefrom on a question of law, a question of fact or a question of mixed fact and law.  In all cases, the proceedings shall be conducted in the English language and the arbitrator shall be English speaking.  It is the intention of the parties that the entire arbitration, commencing from the appointment of the arbitrator to the award, shall be concluded within a period of three months.  Each party shall bear its own costs in any arbitration, provided that, if the arbitrator finds that any party shall have acted unreasonably, then the arbitrator may, in its sole discretion, award costs against such party.

ARTICLE 8
FORCE MAJEURE

8.1     Force Majeure.

For the purposes of this Agreement, “Force Majeure” means any unforeseeable event which is not within the reasonable control of the party invoking its application to excuse non-performance hereunder, which could not have been prevented by the exercise of reasonable diligence by such party, including, without limitation, war, hostility, military operation of any character, civil commotion, sabotage, quarantine restriction, power shortage, landslide, acts of God, acts of government, fire, floods, explosions, epidemic, strikes or other labour disputes, interference by indigenous people’s or environmental groups or embargoes, provided that lack of funds on the part of such party shall not constitute an Event of Force Majeure excusing performance hereunder.

8.2    Extension of Time to Perform Due to Force Majeure.

Time is of the essence of this Agreement; provided, however, that if either party fails to meet any of its obligations under this Agreement within the time periods prescribed, and such failure is caused by an event of Force Majeure, such failure shall be deemed not to constitute a breach by such party of its obligations hereunder and the time for performing those obligations shall be extended by a period of time equal to the length of time during which such event of Force Majeure prevents performance of those obligations; provided that the breach of any obligation to pay a sum of money due hereunder shall not be excused by an event of Force Majeure.

8.3	Notice of Force Majeure.

If a party desires to invoke Force Majeure, such party shall give written notice to the other party of the commencement of the event of Force Majeure and reasonable evidence of such event and the actions taken to attempt to cure it.  The party affected by the event of Force Majeure shall (a) use reasonable efforts to put itself in a position to carry out its obligations, (b) provide ongoing periodic notice in writing to the other party of the status of such event of Force Majeure, including the matters set out above, within 15 days of the end of each calendar month during the period of Force Majeure, and (c) provide immediate notice in writing of the termination of such Force Majeure.  Nothing in this Article 8 shall require a party affected by an event of Force Majeure to settle labour disputes or question the validity of any act of a Governmental Authority.  Subject to the reasonable efforts in Section 8.3(a) above, there shall be no obligation to remove or remedy a Force Majeure event resulting from any actions by indigenous peoples or environmental groups.

ARTICLE 9
TERM AND TERMINATION OF AGREEMENT
AND OF APPOINTMENT OF MANAGER

9.1     Term.

The Manager shall be deemed to have assumed its duties and responsibilities hereunder as of the date of this Agreement.  The initial term of this Agreement shall be three (3) years and may be extended upon mutual agreement of the Manager and the Owner for additional three (3) year periods.

9.2     Termination of Manager.

If the Manager ceases to be a General Partner or Limited Partner of the Partnership, it shall be deemed to have resigned as Manager hereunder and it shall cease to be the Manager for the Kami Project as of such date.  The Owner may terminate the Manager if:

(a)
the Manager files a proposal under the Bankruptcy and Insolvency Act (Canada), issues a notice of intention to file a proposal, makes an application under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), or otherwise makes or takes any similar action under any other bankruptcy law or seeks relief from its creditors under any bankruptcy law now or hereafter in effect; or

(b)
a proceeding is taken with respect to a reorganization, compromise or arrangement relating to the solvency of the Manager, or to have the Manager declared bankrupt or wound up or a proceeding is taken to have a receiver or receiver and manager or agent appointed in respect of any part of the property or assets of the Manager, or an encumbrancer takes possession of any part of the property or assets of the Manager unless in the case of a proceeding initiated by a third party (i) such proceeding is discharged within a period of twenty (20) days, (ii) until discharged, is being actively and diligently contested in good faith and any relief or remedies upon or against any property or assets of the Manager have been stayed, (iii) has not resulted and is not likely to result in any adverse change in the business of the Manager, and (iv) has not otherwise resulted in any adjudication or declaration of bankruptcy.

9.3    Resignation of the Manager.

The Manager may resign upon giving ninety (90) days' notice in writing to the Owner.

9.4     Termination of Manager for Failure to Perform.

If the Manager is determined by an arbitrator pursuant to Article 7 to have breached this Agreement by having failed to perform its responsibilities hereunder in accordance with the degree of care specified in Section 2.2 of this Agreement, or of being grossly negligent in the performance of its responsibilities or having willfully failed to perform such responsibilities, then such determination shall be grounds for the immediate termination of the Manager by the Owner.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1     Representations and Warranties of the Owner.

The Owner represents and warrants as set out in this Section 10.1 and acknowledges that the Manager has entered into this Agreement in reliance thereon:

(a)	The Owner is duly formed and is a subsisting limited partnership under the laws of Ontario and the General Partner is a corporation existing under the laws of the Province of Ontario;

(b)
The General Partner has all necessary corporate power and capacity and all necessary power under the Limited Partnership Agreement to execute and deliver  this Agreement and to perform its obligations hereunder, in each case, in its capacity as general partner of the Owner;

(c)
This Agreement has been duly executed and delivered by the General Partner in its capacity as general partner of the Owner, and is a legal, valid and binding obligation of the General Partner in its capacity as general partner of the Owner. and of the Owner, enforceable against each of them by the Manager in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(d)
The execution and delivery of this Agreement by the General Partner and the performance of its obligations hereunder, in each case, in its capacity as general partner of the Owner, do not (a) contravene, constitute a default under or result in a breach of (i) the articles or by-laws of the General Partner, or (ii) the Limited Partnership Agreement, or (iii) any applicable laws, or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of the Owner.

10.2     Representations and Warranties of the Manager.

The Manager represents and warrants as set out in this Section 10.2 and acknowledges that the Owner has entered into this Agreement in reliance thereon:

(a)
The Manager is duly incorporated and organized and is a subsisting corporation under the laws of British Columbia and has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

(b)	The execution and delivery of this Agreement by the Manager and the performance of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Manager;

(c)
This Agreement has been duly executed and delivered by the Manager and is a legal, valid and binding obligation of the Manager, enforceable against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and subject to the qualification that specific performance and injunction, being equitable remedies, may only be granted in the discretion of a court of competent jurisdiction; and

(d)
None of the execution, delivery or performance by the Manager of its obligations under this Agreement conflicts with, or results in the breach of, any covenant or agreement contained in, or constitutes a default under, or results in the creation of, any encumbrance, lien or charge under the provisions of the Manager’s constating documents or any indenture, agreement or other instrument to which it is a party or by which it is bound or to which it is subject, or contravenes any applicable laws.

ARTICLE 11
GENERAL

11.1     Amendment.

No amendment, supplement or restatement of any provision of this Agreement is binding unless it is in writing and signed by each person which is a party to this Agreement at the time of such amendment, supplement or restatement.

11.2     Notice.

Any notice provided under this Agreement shall be sent by (i) facsimile transmission; (ii) an internationally recognized courier (such as Federal Express or DHL) and delivered; or (iii) by electronic mail, to the following addresses:

To the Owner:

The Kami Mine Limited Partnership
Suite 250, 2000 McGill College Avenue,
Montreal, QC  H3A 3H3
Canada

Attention:  Tayfun Eldem
Email:  teldem@alderonironore.com
Fax:  514 281 5048

To the Manager:
Alderon Iron Ore Corp.
Suite 250, 2000 McGill College Avenue,
Montreal, QC  H3A 3H3
Canada

Attention:  Tayfun Eldem
Email:  teldem@alderonironore.com
Fax:  514 281 5048

or to such other address, contact person or facsimile number as a party may specify by notice hereunder.  Any such notice or communication, if delivered, will be deemed given when received, and if sent by facsimile, will be deemed given on the next Business Day following the date of transmission.

11.3	Assignability

(a)
This Agreement may not be assigned by either party without the prior written consent of the other party, except that the Owner may assign this Agreement to a lender as security for indebtedness owing by it from time to time to such lender.  Any attempt to assign or transfer, or to effect an assignment or transfer without such consent shall render such attempted assignment or transfer void.  Any such assignment or transfer with consent shall not relieve the assigning party from its obligations under this Agreement unless specifically released by the non assigning party in writing, such release not to be unreasonably withheld.

(b)
Any assignment to which a non-assigning party may have consented shall not be effective unless and until the assignee shall have agreed in advance in writing with the other party, on terms satisfactory to such other party, acting reasonably, to assume and to be bound by and liable to perform the obligations and liabilities of the assigning party under this Agreement.

(c)
Notwithstanding the foregoing, the Manager may assign this Agreement and its rights and obligations hereunder to a wholly-owned subsidiary provided that such subsidiary agrees in writing in favour of the Owner to be bound by the provisions hereof and the Manager shall remain bound by the provisions hereof.

11.4     English Language.

The English language version of this Agreement is the authoritative version. In the event of any conflict between any version of this Agreement in any other language and the English language version, the English language version shall prevail.  All notices and other communications under or pursuant to this Agreement shall be in the English language.  All legal and arbitral proceedings conducted hereunder or in connection herewith shall be conducted in the English language.

11.5     No Waiver.

No course of performance and no delay or failure by either party in exercising any right or remedy it may have under this Agreement or in law shall operate as a waiver of or otherwise prejudice such party’s rights or remedies.  No single waiver or exercise of any such right or remedy shall preclude the further exercise thereof or the exercise of any other right or remedy.  No right or remedy conferred upon either party by this Agreement shall be exclusive of any other right or remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise, except as expressly provided herein.  No waiver of any provision or breach of any provision of this Agreement shall be construed to be a waiver of any succeeding breach such provision or of any other provision herein and any such waiver shall only be effective if made in writing signed by the party against whom such waiver is sought to be enforced.

11.6     Enurement.

This Agreement enures to the benefit of and binds the parties and their respective successors and permitted assigns.

11.7     Severability.

If any term of this Agreement is or becomes illegal, invalid or unenforceable, that term will not affect the legality, validity or enforceability of the remaining terms of this Agreement.

11.8     Entire Agreement.

This Agreement constitutes the entire agreement between the Owner and the Manager with respect to the subject matter hereof.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof.

11.9    Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

11.10    Relationship of Parties.

The relationship of the parties hereunder is one of independent contracting parties.  Except as otherwise expressly provided herein, the rights, privileges, powers, duties and liabilities of the parties are separate and not joint or joint and several and no party has any authority to act for or to assume any obligation or responsibility on behalf of the other party.

11.11     Third Party Beneficiaries

The Manager acknowledges that this Agreement is intended to confer upon the Limited Partners direct rights against it under Sections 3.2(e), 3.3(e), 5.1, 6.1(d) and 6.2 of this Agreement.

11.12    Governing Law.

This Agreement is governed by and is to be construed and interpreted in accordance with the laws of the Province of Ontario.  Subject to Section 7.1, each party irrevocably submits to and accepts generally and unconditionally the exclusive jurisdiction of the courts and appellate courts of Ontario with respect to any legal action or proceeding which may be brought at any time relating in any way to this Agreement.

Signature Page Follows

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed with effect as of the date first set out above.

THE KAMI MINE LIMITED PARTNERSHIP, by its general partner, KAMI GENERAL PARTNER LIMITED
Per:	(signed) “Mark J. Morabito”
Name: Mark J. Morabito
Title: Director
Per:
Name:
Title:

ALDERON IRON ORE CORP.
Per:	(signed) “Mark J. Morabito”
Name: Mark J. Morabito
Title: Executive Chairman
Per:
Name:
Title:

SCHEDULE “A”
MANAGER’S FEE

Pursuant to the terms of Section 4.3 of this Agreement the Manager shall be entitled to be paid by the Owner (and to charge the Project Account) a Manger’s Fee for its services under this Agreement, which Manager’s Fee shall be calculated and payable monthly at the end of each month in each year, in an amount equal to:

(a)
for the period up to and including December 31, 2016, in respect of any activities conducted prior to Commercial Production to ascertain the existence, location, extent or quantity or quality of any deposit(s) of iron ore at the Kami Project, and any activities conducted to access a commercially feasible iron ore body or to extend production of an existing ore body, and to construct or install related fixed assets, and shall include all activities involved in the construction of a mine, processing facilities and all other related facilities and infrastructure at the Kami Project, USD$10 Million per Fiscal Year (pro rata for any part Fiscal Year);

(b)
in respect of any activities conducted after Commercial Production, including all mining and processing and other expenses incurred thereafter, including all other activities not otherwise covered above, USD$1.50 multiplied by the number of MT of Material produced at the Kami Project during such Fiscal Year (pro rata for any part Fiscal Year); and

(c)	in respect of all rehabilitation and other closure activities conducted from and after mine closure, an amount per Fiscal Year (pro rata for any part Fiscal Year) to be agreed upon by the parties.